ST. JOSEPH, INC.

4870 S. Lewis, Suite 250

Tulsa, OK 74105

December 31, 2013

Via Edgar and E-mail

Mr. Eric McPhee

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	St. Joseph, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed April 1, 2013
File No. 000-49936

Dear Mr. McPhee:

We are submitting this letter in response to your correspondence dated December 20, 2013, setting forth the staff’s comments regarding the above-referenced Form 10-K filed by us on April 1, 2013 (the “10-K”) and Form 10-Q for the quarter ended September 30, 2013 (the “10-Q”). References in this letter to the “Company” “we” “us” or “our” mean St. Joseph, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Note 9 – Legal Proceedings, page F-14

1.	Our next filing will include an estimate of the possible loss or range of loss and complete disclosure related to the wrongful termination lawsuit Case No. CJ-2011-7039, filed in District Court in Tulsa County, Oklahoma. Our most recent 10-Q filed September 30, 2013, indicates damages could be in excess of $75,000.

Form 10-Q for the Quarter Ended September 30, 2013

Results of Operations, page 5

2.	The decrease in operations is primarily due to a decrease in the number of contractors working for us. The number of positions posted by our clients has decreased over the past six to nine months due to budget restraints. Preliminary budgeting forecasts from our clients suggest an increase in the number of positions to be posted in the first quarter of 2014. Our next filing will include reasons for the decreases in revenues compared to the previous year’s revenues and how we expect this to impact our results going forward.

Liquidity and Capital Resources, page 7

3.	We are currently in default on our bank loan. We are working with the bank to determine terms of an extension. Our next filing will disclose the terms of the new loan agreement and the potential impact of default.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us if you have any further comments or questions.

Very truly yours,

ST. JOSEPH, INC.

/s/ Gerald McIlhargey
By: Gerald McIlhargey
Its: Chief Executive Officer